EXHIBIT 12.1

Ratio of Earnings to Fixed Charges
(dollars in thousands, except ratio data)

	Year Ended December 31,
	2007	2006	2005	2004	2003

Fixed Charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$39,341	$29,492	$17,849	$22,868	$23,723
Interest expense on portion of rent expense representative of interest	20,211	19,899	14,614	9,089	7,604

Total Fixed Charges	$59,552	$49,391	$32,463	$31,957	$31,327

Earnings (Loss):
Net loss before provision for income taxes	$(262,448)	$(251,173)	$(239,439)	$(242,898)	$(185,324)
Fixed Charges per above	59,552	49,391	32,463	31,957	31,327

Total Earnings (Loss)	$(202,896)	$(201,782)	$(206,976)	$(210,941)	$(153,997)

Ratio of Earnings to Fixed Charges	—	—	—	—	—
Coverage deficiency(1)(2)	$(262,448)	$(251,173)	$(239,439)	$(242,898)	$(185,324)

(1)	The Company’s Coverage deficiency for 2006 includes charges for lease termination and restructuring of $29,510 partially offset by a gain on the sale of an equity investment of $14,759.

(2)	The Company’s Coverage deficiency for 2004 includes net charges of $12,975, relating to a $15,408 charge for restructuring partially offset by a gain recognized on the extinguishment of debt of $2,433.